UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565

(CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the direct beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCM & Partners SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,670,642 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,670,642 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T.R. Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) San Gabriel Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mag. Thomas Rieß
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Schütz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 204,670,642 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 204,670,642 ordinary shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,670,642 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 9.91% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017, as amended by Amendment No. 1 filed with the SEC on May 23, 2017 (the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the ordinary shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €3,368,835,195, including brokerage commissions, financing costs and other broker expenses. The source of the funds was the working capital of C-QUADRAT and through a loan with a current balance of €348,588,038.66 from UBS AG and ICBC Standard Bank Plc. In addition, UBS AG provided financing against the collar transactions described in Item 6, which financing was also used in acquiring shares. The Ordinary Shares are held in margin accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 204,670,642 Ordinary Shares, representing approximately 9.91% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than the C-QUADRAT may be deemed the indirect beneficial owner of such Ordinary Shares, representing approximately 9.91% of Deutsche Bank’s outstanding Ordinary Shares. The calculated percentages are based on the 2,066,200,000 Ordinary Shares issued and outstanding as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the SEC on October 26, 2017.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) The Trusts and Cubic have shared beneficial ownership through ownership of C-QIAG, and the Trusts and each of their control persons, Mr. Rieß and Mr. Schütz, have shared control over Cubic. Each other Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each of the above has the shared or sole authority to direct the voting and disposition of 204,670,642 Ordinary Shares held by C-QUADRAT. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) and HNA Innovation Finance Group Co. Limited (“HNA”) are investors in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) Not Applicable

(d) Each of BL Capital and HNA, through their respective investments in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares of C-QUADRAT.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Item 6 is amended by adding the following:

On December 20, 2017, C-QUADRAT entered into a new series of collar transactions with UBS AG in connection with a partial repayment of the margin loan reported in Item 3 above. C-QUADRAT sold call options relating to 17,360,894 Ordinary Shares with an exercise price of €20.9830 per share and acquired put options to sell 17,360,894 Ordinary Shares at an exercise price of €14.5267 per share. The new series of collar options is European-style and will be automatically exercised in eight tranches from December 7, 2020 until December 17, 2020 if the relevant option leg is in the money. The contract provides for cash settlement as the default method of settlement. C-QUADRAT will pay a portion of the dividend received applicable to the Ordinary Shares to UBS AG, and UBS AG will pay the dividends received related to the Ordinary Shares lent to UBS AG, if any.    Subject to certain restrictions and upon UBS’s request, C-QUADRAT agreed to lend its Ordinary Shares as part of the new series of collar transactions on December 20, 2017. All exercise prices are rounded to the nearest .0000. The new collar is in addition to the series of collar transactions previously reported in the Schedule 13D filed with the SEC on May 2, 2017.

In connection with the new collar transactions, C-QUADRAT pledged its interest in the accounts holding the Ordinary Shares to UBS AG, London Branch. UBS AG provided approximately €223,250,253 of net financing against the new collar transactions and €2,361,206,064 of net financing against the all three collar transactions in the aggregate.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 21, 2017

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By:	/S/ Alexander Smith
Name:	Alexander Smith
Title:	Director

Date: December 21, 2017

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By:	/S/ Walter Stresemann
Name:	Walter Stresemann
Title:	Director

Date:	December 21, 2017

BCM & PARTNERS SA

By:	/S/ Fabio Michienzi
Name:	Fabio Michienzi
Title:	CEO

Date: December 21, 2017

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO

Date: December 21, 2017

C-QUADRAT UK LTD.

By:	/S/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: December 21, 2017

C-QUADRAT LUXEMBOURG SA

By:	/S/ Mag. Thomas Rieß
Name:	Mag. Thomas Rieß
Title:	Director

Date: December 21, 2017

C-QUADRAT INVESTMENT AG

By:	/S/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: December 21, 2017

CUBIC (LONDON) LIMITED

By:	/S/ Alvaro De Salinas Harnden
Name:	Alvaro De Salinas Harnden
Title:	Director

Date: December 21, 2017

T.R. PRIVATSTIFTUNG

By:	/S/ Gerd Alexander Schütz
Name:	Gerd Alexander Schütz
Title:	Director

Date: December 21, 2017

SAN GABRIEL PRIVATSTIFTUNG

By:	/S/ Mag. Thomas Rieß
Name:	Mag. Thomas Rieß
Title:	Director

Date: December 21, 2017

MAG. THOMAS RIEß

/S/ Mag. Thomas Rieß

Date: December 21, 2017

ALEXANDER SCHÜTZ

/S/ Alexander Schütz